Exhibit 23.5

Consent of Independent Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hannon Armstrong Sustainable Infrastructure Capital, Inc. for the registration of shares of its common stock, shares of its preferred stock, depositary shares, debt securities, warrants, and rights and to the incorporation by reference therein of our report dated March 20, 2018, with respect to the consolidated financial statements for MM Solar Parent, LLC, which appear in its Annual Report on Form 10-K/A for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ EKS&H LLLP

March 27, 2019

Boulder, Colorado